UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNL announces amount of early tenders

Rio de Janeiro, October 27, 2005 - Tele Norte Leste Participações S.A. ("TNL") today announced that, as of 5:00 p.m., New York City time, on October 26, 2005, at least U.S.$150,000,000 in aggregate principal amount outstanding of the U.S.$300,000,000 8.00% notes due December 18, 2013 (the "Notes") had been tendered and not withdrawn pursuant to TNL's cash tender offer announced on October 11, 2005.

We note that, subject to the conditions set forth in the Offer to Purchase, dated October 11, 2005 (the "Offer to Purchase"):

1. The total consideration which will be paid for Notes validly tendered prior to 5:00 p.m., New York City time, on October 26, 2005, includes an early tender premium in the amount of U.S.$20 per U.S.$1,000 principal amount of Notes. Consideration to be paid for Notes validly tendered at or after 5:00 p.m., New York City time, on October 26, 2005, and prior to 5:00 p.m., New York City time, on Wednesday, November 9, 2005, will not include the early tender premium.

2. After 5:00 p.m., New York City time, on October 26, 2005, tendered Notes may not be withdrawn except in the limited circumstances set forth in the Offer to Purchase.

3. The consideration will be determined by reference to the bid-side yield on the reference U.S. Treasury note (as defined in the Offer to Purchase) as of 2:00 p.m., New York City time, on Monday, November 7, 2005, unless the tender offer is extended or terminated earlier.

4. The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, November 9, 2005, unless extended or earlier terminated.

TNL has retained Citigroup Corporate and Investment Banking to act as Dealer Manager for the tender offer and Global Bondholder Services Corporation to act as the depositary and information agent for the offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at +1 (866) 470-4200 (in the United States) or +1 (212) 430-3774 or in writing at Global Bondholder Services Corporation 65 Broadway - Suite 704, New York, New York 10006, Attn. Corporate Actions. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to Citigroup Corporate and Investment Banking at +1 (800) 558-3745 (in the United States) or +1 (212) 723-6108 (outside the United States, call collect) or in writing at Citigroup Corporate and Investment Banking, Liability Management Group, 390 Greenwich Street, 4th Floor, New York, New York 10013.